82-4033



中遠投資(新加坡)有限公司

# COSCO INVESTMENT (SINGAPORE) LIMITED

~~9 TEMASEK BOULEVARD, #07-00 SUNTEC CITY TOWER II, SINGAPORE 038989~~
~~TEL: 6885 0888 FAX: 6336 9006 Website: www.cosco.com.sg~~

From Secretary's Office: 47 Hill Street #06-02
Chinese Chamber of Commerce & Industry Building
Singapore 179365
Tel No.: 6837 2133 Fax No.: 6337 2197

Our Ref: C2[illegible]



03050533

**Exemption No. 33-91910**

03 MAY 19 AM 7:21

25 April 2003

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099, Office of International Corporate Finance
Mail Stop 3-7
Washington D.C. 20549

SUPPL

Dear Sirs

**COSCO INVESTMENT (SINGAPORE) LIMITED**
**(EXEMPTION NO. 33-91910)**

On behalf of Cosco Investment (Singapore) Limited, a company incorporated in Singapore, I am furnishing herewith the below listed announcements pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):-

| Date | Description of Announcement |
| --- | --- |
| 23 April 2003 | Acquisition of 40% interest in the registered capital of Dalian Cosco Marine Engineering Co., Ltd for a purchase consideration of US$18,125,359. |
| 23 April 2003 | Proposed Private Placement. |
| 23 April 2003 | Request for Lifting of Suspension in Trading of Shares. |

PROCESSED
MAY 29 2003
THOMSON FINANCIAL

Yours faithfully
COSCO INVESTMENT (SINGAPORE) LIMITED



Lawrence Kwan
Secretary

dlw 5/20

Encls

**COSCO INVESTMENT (SINGAPORE) LIMITED**

# ACQUISITION OF 40% INTEREST IN THE REGISTERED CAPITAL OF DALIAN COSCO MARINE ENGINEERING CO., LTD FOR A PURCHASE CONSIDERATION OF US$18, 125, 359

## 1. Introduction

Pursuant to the announcement on 28 February 2003 of the Memorandum of Understanding dated 28 February 2003 signed by Cosco Investment (Singapore) Limited ("CIS") with Cosco Industrial Investments Ltd ("CIIL"), the Board of Directors of CIS is pleased to announce that CIS has today entered into a conditional acquisition agreement with CIIL pursuant to which CIS will acquire an approximately 40% interest ("Interest") in the registered capital of Dalian Cosco Marine Engineering Co., Ltd (to be subsequently renamed as "Cosco (Dalian) Shipyard Co., Ltd" (hereinafter referred to as " COSDAL") for a purchase consideration of US$18,125,359 (the "Agreement") (the "Proposed Acquisition").

Before the Proposed Acquisition, the interest in the registered capital of COSDAL was held by Cosco Shipyard (Group) Co., Ltd, SembCorp Marine Ltd. and CIIL in proportions of 40%, 20% and 40% respectively.

On completion of the Proposed Acquisition, the interest in the registered capital of COSDAL will be held by Cosco Shipyard (Group) Co., Ltd, SembCorp Marine Ltd. and CIS in proportions of 40%, 20% and 40% respectively.

## 2. Purchase Consideration

The purchase consideration of US$18,125,359 (the "Consideration") payable by CIS under the Agreement will be satisfied in cash payable in three installments. The first installment of US$5,000,000 is payable upon the completion of the Proposed Acquisition (the "Completion"). The second installment of US$5,000,000 is payable on 30 December 2003. The third installment of US$8,125,359 is payable on 30 June 2004.

The Consideration was determined on a willing-buyer-willing-seller basis taking into consideration *inter alia*, the valuation of RMB375.059 million for 100% of COSDAL undertaken by an independent valuer China Tong Cheng Assets Appraisal Co. Ltd appointed by CIS (the "Independent Valuation"), and the audited net tangible asset value of RMB370.486 million of COSDAL as at 31 December 2002 (the "NTA of COSDAL"). The Consideration represents a 1.23% premium over the NTA of COSDAL.

## 3. Profit Guarantee

Cosco Shipyard (Group) Co., Ltd, in consideration of CIS' purchase of the Interest in COSDAL from CIIL, have undertaken to CIS that COSDAL will achieve a financial profit after tax of an amount in excess of RMB 36,000,000 for the financial year ending 31 December 2003.

## 4. About COSDAL

COSDAL is one of the largest ship repair companies in the PRC, and is the largest ship repair company in the North-Eastern region of the PRC. Located in Dalian Bay, the shipyard is about 3 kilometres from anchorage of Dalian Port, the largest port in the North-Eastern region of the PRC at the southernmost tip of the Liaodong Peninsula, in the Lianoning Province of the PRC. With convenient transport and good communication facilities, it takes only 20 minutes from the shipyard to the airport, and less than 20 minutes from the shipyard to the Dalian City Centre by car via the highway. The yard occupies 1,402 metres of coast line and 350,000 square metres of land. It is equipped with two floating docks (180,000 dwt and 80,000 dwt respectively), one dry dock (80,000 dwt) and five repair berths totalling 1,500 metres in length as well as other complete accessory ship repair facilities.

Since 2000, COSDAL has focused on the foreign vessel segment. By 2002, revenues from foreign vessels accounted for approximately 93% of its total revenues COSDAL has successfully established long term relationships with many international shipping companies.

PricewaterhouseCoopers ("PwC") has been commissioned by CIS to undertake an audit of COSDAL for the year ended 31 December 2002 and to conduct a limited financial review for the financial period from 1 January 2000 to 31 December 2001. The following is an extract of the unaudited financials of COSDAL for the financial period from 1 January 2000 to 31 December 2001 and the audited financials of COSDAL for the year ended 31 December 2002.

**Profit and Loss**

| | <-----------------Unaudited | ----------------> | Audited |
|---|---|---|---|
| **RMB '000** | **Year ended 31 December 2000** | **Year ended 31 December 2001** | **Year ended 31 December 2002** |
| Sales | 216,937 | 388,226 | 412,140 |
| (Loss)/Profit before Taxation | (5,092) | 13,565 | 38,880 |
| Taxation | - | - | - |
| Net (Loss)/Profit after Taxation | (5,092) | 13,565 | 38,880 |

**Balance Sheet**

| | <----------------Unaudited | -----------------> | Audited |
|---|---|---|---|
| **RMB '000** | **Year ended 31 December 2000** | **Year ended 31 December 2001** | **Year ended 31 December 2002** |
| Current Assets | 173,365 | 233,293 | 221,997 |
| Non-Current Assets | 779,256 | 772,937 | 828,403 |

| | | | |
|---|---|---|---|
| Total Assets | 952,621 | 1,006,230 | 1,050,400 |
| Current Liabilities | 255,274 | 653,795 | 414,718 |
| Non-Current Borrowings | 448,404 | 90,000 | 265,196 |
| Total Liabilities | 703,678 | 743,795 | 679,914 |
| Net Assets | 248,943 | 262,435 | 370,486 |
| Shareholders' funds | 248,943 | 262,435 | 370,486 |

## 5. Rationale For the Transaction

The directors of CIS (the "Directors") consider shipping, ship repair and marine-related activities to be the core competencies of CIS and its subsidiaries (the "CIS Group"). These activities accounted for 91.4% and 65.8% of the CIS Group revenue in 2001 and 2002 respectively and the Proposed Acquisition will further allow CIS not only to enlarge its revenues from core activities, but to achieve its objectives of growing its ship repair business to complement its shipping business.

Historically, ship repairs were conducted in the USA and Europe. The industry has gradually moved to Japan, Korea and Singapore. In recent years, PRC has also emerged as a strong contender in the general ship repair market. The PRC shipyards' competitive advantages lie in their ability to accomplish tasks such as painting, polishing, replacement of steel structures and other labour intensive and value-added jobs at significantly lower costs.

PRC is currently one of the cheapest locations in the world to repair ships given its very competitive labour costs and steel prices. Within PRC, labour costs in Dalian are comparably cheaper than that of ports like Shanghai where the ship repair market is more competitive and harder to procure a significant market share. Dalian's natural 14-metre deep harbour makes it ideal for the large container vessels that ply international routes. Dalian is also well placed to serve the northeastern provinces of Liaoning, Jilin and Heilongjiang, which have rich resources and industrial production. Moreover, the acquisition of COSDAL will make it convenient for COSDAL and Cosco (Nantong) Shipyard Co., Ltd, a company which 50% registered interest was acquired by CIS in 2001, to allocate manpower resources and operate synergistically.

The PRC's entry into the World Trade Organisation has resulted in significant trade activities. The Directors believe that increase in trade activities in the PRC will help to fuel demand for ship repairs and provide the PRC ship repair companies with a wider pool of potential customers.

The Proposed Acquisition represents yet another step, following the acquisition of the 50% stake in

Cosco (Nantong) Shipyard Co., Ltd in 2001, for CIS to further develop its long-term PRC strategy in the ship repair business. The Directors are of the view that COSDAL is another unique opportunity for the Group to further enhance their foothold in PRC ship repair market which is consistent with its long-term PRC strategy.

## 6. Conditions Precedent

Pursuant to the Agreement, the Proposed Acquisition is conditional upon, *inter alia*:-

a) CIS being reasonably satisfied with the results of CIS' or its representative's due diligence investigations into the financial, legal, contractual, tax and trading position and prospects of COSDAL and the title of COSDAL to its properties and assets;

b) the approval of shareholders in a general meeting of CIS to be convened for the purchase of the Interest;

c) if required, the approval of the shareholders in a general meeting of CIIL or its holding company to be convened for the sale of the Interest;

d) delivery to CIS a formal waiver by Cosco Shipyard (Group) Co., Ltd, a company which owns approximately 40% of the registered capital of COSDAL, indicating that it will not exercise its pre-emption rights to the Interest in the form set out in the Agreement;

e) all other necessary notification or consents or approvals of third parties, bankers, financial institutions or governmental or regulatory authorities or competent authorities having jurisdiction over the sale and purchase of the Interest and other matters contemplated therein being made or obtained (as the case may be) by CIS, CIIL or COSDAL; and, where any such consent or approval is subject to any conditions, such conditions being reasonably acceptable to CIS, CIIL or COSDAL on which they are imposed, and if such conditions are required to be fulfilled before Completion, such conditions being fulfilled before Completion and such consents or approvals not being revoked or repealed on or before Completion; and

f) delivery to CIS a certificate of good standing showing that CIIL is of good legal standing in the form set out in the Agreement.

## 7. Financial Effects of the Proposed Acquisition

The following financial effects are shown for illustrative purposes only and do not necessarily reflect the actual future financial position and prospects of the CIS Group after the Proposed Acquisition.

### (a) Financial Effects on CIS as if the Proposed Acquisition took place on 1 January 2002

The financial effects of the Proposed Acquisition on the net asset value ("NAV") per share, earnings per share ("EPS") and gearing of the CIS Group, based on the consolidated audited accounts of the CIS Group and the audited accounts of COSDAL for the financial year ended 31 December 2002, on a proforma basis are as follows:

| | **for the financial year ended 31 December 2002** | |
|---|---|---|
| | **Before Proposed Acquisition** | **After Proposed Acquisition** |
| NAV (S$'000) | 184,343 | 185,981 |

| | | |
|---|---|---|
| NAV per share (cents) | 29.51 | 29.77 |
| Operating Profit After Tax attributable to shareholders of CIS (S$'000) | 3,899 | 6,220 |
| Basic EPS (cents) | 0.63 | 1.00 |
| Fully Diluted EPS (cents) | 0.63 | 1.00 |

Notes:

The above financial effects of the Proposed Acquisition are prepared making, *inter alia*, the following inputs and assumptions:

1. The CIS Group treats COSDAL as an associated company as the CIS Group will have a long term equity interest of between 20% and 50% and over whose financial and operating policy decisions it has significant influence.

2. NAV is adjusted to exclude minority interest. The increase in NAV after the Proposed Acquisition is attributed to the cost of investment in COSDAL of S$32,981,885, the share of COSDAL's profit after tax for FY 2002 of S$3,374,131, offset by cash consideration of S$32,081,885, the share in translation loss of S$683,204, amortisation of goodwill of S$1,053,361 and payment of estimated expenses of S$900,000 to be incurred for the Proposed Acquisition.

3. The NAV per ordinary share of the CIS Group is calculated based on the number of ordinary shares of S$0.20 each in issue of 624,727,309. There will be no changes in the issued and paid-up capital of CIS arising from the Proposed Acquisition as the Consideration will be satisfied in cash.

4. Goodwill of S$10,533,606 which represents the excess of the fair value of the consideration given amounting to S$32,081,885 and the payment of estimated expenses of S$900,000 to be incurred for the Proposed Acquisition which will be capitalised, over the attributable identifiable net assets of the associated company acquired amounting to S$22,448,279 as at 31 December 2001 is amortised on a straight-line basis through the consolidated income statement over a period of 10 years.

5. The increase in operating profit after tax attributable to shareholders of CIS after the Proposed Acquisition is attributed to the share of COSDAL's profit after tax for FY 2002 of S$3,374,131, offset by the amortisation of goodwill of S$1,053,361.

6. The basic EPS for the financial year ended 31 December 2002 is calculated by dividing the operating profit after tax attributable to shareholders of CIS by the weighted average number of ordinary shares of S$0.20 each in issue of 618,905,638.

7. For the purposes of calculating fully diluted EPS for the financial year ended 31 December 2002, the weighted average number of ordinary shares in issue is adjusted to take into account the dilutive effect arising from the exercise of share options. The exercise of redeemable convertible cumulative preference shares would have an anti-dilutive effect on the EPS, and there is therefore no adjustment made for the assumed conversion of the cumulative preference shares. The weighted average number of shares for fully diluted EPS is 619,177,106.

8. The following exchange rates have been applied for the computation of the financial effects:

| | |
|---|---|
| NAV | : RMB4.7718 to S$1 |
| Operating profit after tax | : RMB4.6092 to S$1 |
| Goodwill | : RMB4.6763 to S$1 |

**(b) Share Capital**

There will be no change in the issued and paid-up capital of CIS arising from the Proposed Acquisition as the Consideration will be satisfied in cash.

**(c) Gearing**

| | Proforma Group<br>-------as at 31 December 2002----- | |
|---|---|---|
| | **Before Proposed Acquisition** | **After Proposed Acquisition** |
| Net borrowings (S$'000) | 303,399 | 336,381 |

| | | |
|---|---|---|
| Shareholders' funds (S$'000) | 184,343 | 185,981 |
| Gearing (%) | 165 | 181 |

Notes:

1. Net borrowings consist of bank borrowings, hire purchase creditors, loans from related parties, other term loans, preference shares less cash and bank balances and fixed deposits.

2. Shareholders' funds consist of share capital, reserves and retained profits of the CIS Group.

3. The purchase consideration of S$32,081,885 and estimated expenses of S$900,000 are assumed to be paid out immediately through the CIS Group's cash and bank balances and fixed deposits.

4. The increase in Shareholders' funds after the Proposed Acquisition is attributed to the share of COSDAL's profit after tax for FY 2002 of S$3,374,131, offset by the amortisation of goodwill of S$1,053,361 and share in translation loss of COSDAL of S$683,204.

5. The gearing is calculated by dividing the net borrowings by the Shareholders' funds.

### (d) Working capital

| | Proforma Group ------as at 31 December 2002----- | |
|---|---|---|
| (S$'000) | **Before Proposed Acquisition** | **After Proposed Acquisition** |
| Current assets | 125,681 | 92,699 |
| Current liabilities | 92,869 | 92,869 |
| Net current assets/(liabilities) | 32,812 | (170) |

Notes:

1. Working capital refers to the difference between current assets and current liabilities (net current assets or liabilities).

2. The negative working capital after the Proposed Acquisition is due to the reduction of cash and bank balances on the assumption that the purchase consideration of S$32,081,885 is paid out immediately and the payment of estimated expenses to be incurred for the Proposed Acquisition of S$900,000.

## 8. Approvals Required

### (a) Interested Party Transaction

Pursuant to Chapter 9 of the SGX-ST Listing Manual ("Listing Manual"), the Proposed Acquisition is a transaction with interested persons. China Ocean Shipping (Group) Company ("China Ocean Shipping") is CIS' controlling shareholder, due to China Ocean Shipping's direct and indirect interests in the issued and paid-up capital through Cosco Holdings (Singapore) Pte Ltd ("Cosco Holdings"), Cosco (Hong Kong) Group Ltd and CIS respectively. Cosco (Hong Kong) Group Ltd is also CIS' controlling shareholder, due to Cosco (Hong Kong) Group Ltd's direct and indirect interest in the issued and paid-up capital through Cosco Holdings, Cosco (HK) Industry & Trade Holdings Ltd, CIIL and CIS respectively. CIIL is an associate (as defined in the Listing Manual) of China Ocean Shipping and Cosco (Hong Kong) Group Ltd.

### (b) Major Transaction

Pursuant to Chapter 10 of the Listing Manual, the Proposed Acquisition is a major transaction.

Accordingly, CIS will seek the approval of the minority shareholders in a general meeting to be convened to consider and approve the Proposed Acquisition.

## 9. Independent Financial Adviser

PrimePartners Corporate Finance Pte Ltd ("PPCF") has been appointed to act as independent financial adviser to the independent directors of CIS (the "Independent Directors") in connection with the Proposed Acquisition. Based on its preliminary review of the Proposed Acquisition as of the date hereof, PPCF is of the preliminary opinion that from a financial point of view, the terms of the Proposed Acquisition are on normal commercial terms and are not prejudicial to the interests of CIS and its minority shareholders. PPCF's preliminary opinion has been based on information provided to it by CIS thus far, as well as current market condition and prices. PPCF will issue its formal opinion following a full review of the financial terms of the Proposed Acquisition which will be carried out prior to the dispatch of a Circular to shareholders.

## 10. Audit Committee

Save for Mdm Sun Yue Ying who will abstain from making any recommendation or voting on the Proposed Acquisition, Mr Tom Yee Lat Shing, Dr Wang Kai Yuen and Mr Er Kwong Wah, being the other members of the Audit Committee and are CIS' Independent Directors in connection with the Proposed Acquisition, have reviewed the terms of the Proposed Acquisition and the preliminary opinion of PPCF and are of the preliminary view that the terms of the Proposed Acquisition are on normal commercial terms and are not prejudicial to the interests of CIS and its minority shareholders.

## 11. Interested Directors and Shareholders

Mr Wei Jia Fu, Mr Ji Hai Sheng, Mdm Yao Hong, Mdm Sun Yue Ying, Mr Gu Qi Chang, Mr Zhou Lian Cheng, Mr Ye Bin Lin and Mdm Xin Guang Wan are directors of both CIS and Cosco Holdings. Mr Zhou Lian Cheng is also a director of Cosco (HK) Industry & Trade Holdings Ltd., a subsidiary of China Ocean Shipping and a holding company of CIIL. Mr Li Jian Hong and Mr Li Jian Xiong are Directors nominated by China Ocean Shipping.

Accordingly, Mr Wei Jia Fu, Mr Ji Hai Sheng, Mdm Yao Hong, Mdm Sun Yue Ying, Mr Gu Qi Chang, Mr Zhou Lian Cheng, Mr Ye Bin Lin, Mdm Xin Guang Wan, Mr Li Jian Hong and Mr Li Jian Xiong will abstain from making any recommendation on the Proposed Acquisition at the general meeting to be convened to consider and approve the Proposed Acquisition.

China Ocean Shipping and Cosco (Hong Kong) Group Ltd shall abstain and/or have undertaken to ensure that their respective associates (as defined in the Listing Manual including Cosco Holdings and CIIL) will abstain from voting at the general meeting to be convened to consider and approve the Proposed Acquisition.

## 12. Additional Information

A copy of the Agreement and Independent Valuation report will be made available for inspection at CIS' registered office at 9 Temasek Boulevard #07-00 Suntec Tower 2 Singapore 038989 for a period of 3

months from the date of this announcement.

Additional information and details in connection with the Proposed Acquisition including the advice of PPCF to the Independent Directors, will be made available in the Circular to be dispatched to the shareholders of CIS in due course.

BY ORDER OF THE BOARD
COSCO INVESTMENT (SINGAPORE) LIMITED

Submitted by Mr Ji Hai Sheng, President on 23/04/2003 to the SGX



**COSCO INVESTMENT (SINGAPORE) LIMITED**

# PROPOSED PRIVATE PLACEMENT

**PROPOSED ISSUE OF 100,000,000 NEW ORDINARY SHARES OF S$0.20 EACH IN THE CAPITAL OF COSCO INVESTMENT (SINGAPORE) LIMITED (THE "COMPANY") (THE "NEW SHARES") COMPRISING:**

**(I) THE ISSUE OF 28,000,000 PLACEMENT SHARES (AS DEFINED HEREIN) (THE " PLACEMENT"); AND**

**(II) THE ISSUE OF 72,000,000 SUBSCRIPTION SHARES (AS DEFINED HEREIN) TO SELETAR INVESTMENTS PTE LTD (THE "SUBSCRIBER") (SUCH ISSUE TO THE SUBSCRIBER REFERRED TO HEREIN AS THE "SUBSCRIPTION")**

The directors of the company (the "**Directors**") are pleased to announce that on 23 April 2003, the Company had entered into the following agreements:

(a) a placement agreement (the "**Placement Agreement**") with Kim Eng Ong Asia Securities Pte Ltd (the "**Placement Agent**") pursuant to which the Placement Agent has agreed to subscribe and pay for, or to procure the subscription and payment for 28,000,000 New Shares (the "**Placement Shares**") at S$0.205 per Placement Share (the "**Placement Price**"); and

(b) a subscription agreement (the "**Subscription Agreement**") with Seletar Investments Pte Ltd (the " **Subscriber**"), an indirect wholly-owned subsidiary of Temasek Holdings (Private) Limited, pursuant to which the Subscriber has agreed to subscribe and pay for 72,000,000 New Shares (the "Subscription Shares") at S$0.200 per Subscription Share (the "**Subscription Price**").

In relation to the Subscription, the Placement Agent has agreed that if the Subscriber shall, for any reason (other than in certain circumstances permitted under the Subscription Agreement), fail to subscribe for the Subscription Shares, it shall subscribe or procure subscriptions for the Subscription Shares at the Placement Price upon being notified by the Company of such failure.

The New Shares, when allotted and issued, will rank *pari passu* in all respects with the existing ordinary shares of the Company, save that holders of the New Shares shall not be entitled to the first and final gross dividend of 0.7 cents per Share recommended by the Directors in respect of the financial year ended 31 December 2002. The Placement and Subscription are conditional, *inter alia*, upon the approval in-principle from the Singapore Exchange Securities Trading Limited (the "**SGX-ST**") for the listing and quotation of the New Shares on the Official List of the SGX-ST.

The Company will be making an application to the SGX-ST for the listing and quotation of the New Shares.

The Placement Price and Subscription Price represent a discount of approximately 4.56% and 6.89% respectively to the weighted average price for the trades done for the Company's ordinary shares on the Official List of the SGX-ST of S$0.2148 on 22 April 2003, being the date preceding the signing of the Placement Agreement and Subscription Agreement on which shares of the Company were traded on the SGX-ST. The New Shares represent approximately 16.01% of the current issued ordinary share capital of the Company.

The net proceeds from the issue of the New Shares, after deducting expenses of approximately S$604,000 will amount to approximately S$19.5 million (the "**Net Proceeds**"). The Company intends to use the Net Proceeds to fund part of its proposed acquisition of an approximately 40% interest in Dalian Cosco Marine Engineering Co. Ltd ("**Dalian Cosco**") as announced by the Company on 23 April 2003.

The remainder of the proposed acquisition cost of the 40% interest in Dalian Cosco amounting to S$12.6 million will be funded by the Company's and its subsidiaries' (the**Group**") working capital. In the event that the proposed acquisition of the interest in Dalian Cosco is not completed, the Net Proceeds originally intended for the said acquisition will be used for general working capital purposes and/or other possible acquisitions.

Pending the deployment of the Net Proceeds, they may be used to reduce bank borrowings, placed as deposits with financial institutions or invested in short term money market or other debt instruments.

As the date of this Announcement, the issued and paid up capital of the Company is S$124,945,462 divided into 624,727,309 ordinary shares of S$0.20 each in the capital of the company (the **Shares**") and S$334,533 divided into 33,453,283 Redeemable Convertible Cumulative Preference Shares of S$0.01 each (the "**RCCPS**"). When completed, the Placement and Subscription will increase the existing issued and paid up share capital of the Company to S$144,945,462 divided into 724,727,309 Shares and S$334,533 divided into 33,453,283 RCCPS. Based on the audited financial statements of the Group as at 31 December 2002, the consolidated net tangible asset per Share of the Company, after adjusting for the issue of the New Shares, will decrease from 28.67 cents to 27.41 cents.

The Placement Agent has agreed that it will not offer the Placement Shares for sale to or by, any person who is a director or substantial shareholder of the Company of other persons specified in Rule 812(1) of the Listing Manual of the SGX-ST.

None of the directors or substantial shareholders of the Company has any interest, direct or indirect in the Placement and/or the Subscription.

The Company will make the necessary announcement once the approval for the listing and quotation of the New Shares has been obtained.

By Order of the Board
Cosco Investment (Singapore) Limited

Submitted by Mr Ji Hai Sheng, President on 23/04/2003 to the SGX



**COSCO INVESTMENT (SINGAPORE) LIMITED**

## REQUEST FOR LIFTING OF SUSPENSION IN TRADING OF SHARES

The Directors of Cosco Investment (Singapore) Limited ("the Company") would like to request a lifting of the suspension in the trading of the Company's shares with effect from 9.00 am on 24 April 2003.

By Order of the Board

Submitted by Mr Ji Hai Sheng, President on 23/04/2003 to the SGX

